# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HBT Financial, Inc., CIK 0000775215
CUSIP: 404111106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 401 N. HERSHEY ROAD, BLOOMINGTON, Illinois (IL), 61702
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001789530

## Reporting persons
- DRAKE FRED L: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 17,276,215; shared voting power 0; sole dispositive power 17,276,215; shared dispositive power 0; aggregate amount beneficially owned 17,276,215 (54.9% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 31,495,434 shares of Common Stock outstanding as of June 30, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 21, 2025.
- HEARTLAND BANCORP, INC. VOTING TRUST U/A/D 5/4/2016: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,210,400; sole dispositive power 0; shared dispositive power 17,210,400; aggregate amount beneficially owned 17,210,400 (54.6% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 31,495,434 shares of Common Stock outstanding as of June 30, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 21, 2025.
- DRAKE ALLEN C: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,800; shared voting power 0; sole dispositive power 2,800; shared dispositive power 1,367,268; aggregate amount beneficially owned 1,370,068 (4.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 31,495,434 shares of Common Stock outstanding as of June 30, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 21, 2025. The George E. Drake Inter-Vivos Family Trust, which previously held trust certificates of the Voting Trust (as defined below) representing 5,939,880 shares of Common Stock and for which Allen C. Drake Served as trustee, has been dissolved. As such, Allen C. Drake no longer owns five percent of the Issuer's Common Stock. This Amendment No. 4 constitutes an exit filing for Allen C. Drake.

## Item 1. Issuer
Name of issuer: HBT Financial, Inc.
Address of issuer's principal executive offices: 401 N. HERSHEY ROAD, BLOOMINGTON, ILLINOIS, 61702.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Fred L. Drake
(ii) Heartland Bancorp, Inc. Voting Trust U/A/D 5/4/2016 (the "Voting Trust")
(iii) Allen C. Drake

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is listed as Exhibit 99.1 to this Amendment No. 4 to Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
c/o HBT Financial, Inc.
401 N. Hershey Road
Bloomington, IL 61704
Citizenship:
Fred L. Drake: United States
The Voting Trust: Delaware
Allen C. Drake: United States

## Item 4. Ownership
Amount beneficially owned:
The Voting Trust directly holds 17,210,400 shares of Common Stock of the Issuer, or 54.6% of the outstanding shares of Common Stock of the Issuer.

Fred L. Drake is the sole trustee of the Voting Trust and exercises sole voting and investment control over the Common Stock held by the Voting Trust. Fred L. Drake may be deemed to be the beneficial owner of the Common Stock held in the Voting Trust by virtue of his position as trustee. Fred L. Drake disclaims beneficial ownership of the securities held in the Voting Trust except to the extent of his pecuniary interest therein. Shares of Common Stock in the Voting Trust include (i) 2,465,738 shares held for the benefit of trusts for which Fred L. Drake is the beneficiary and the trustee and (ii) 154,800 shares held for the benefit of trusts for which Fred L. Drake's wife is the beneficiary and the trustee. In addition, there were 20,000 shares held pursuant to the Fred L. Drake Revocable Trust representing securities not held in the Voting Trust.

Allen C. Drake holds trust certificates issued by the Voting Trust. Shares of Common Stock in the Voting Trust include (i) 1,166,288 shares held for the benefit of Allen C. Drake and (ii) 200,980 shares held for the benefit of Allen C. Drake's wife.
Percent of class: See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 31,495,434 shares of Common Stock outstanding as of June 30, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 21, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement dated as of February 14, 2020, by and among each of the Reporting Persons (previously filed)

## Signatures
- DRAKE FRED L: /s/ Fred L. Drake, Fred L. Drake (07/30/2025)
- HEARTLAND BANCORP, INC. VOTING TRUST U/A/D 5/4/2016: /s/ Fred L. Drake, Fred L. Drake, Trustee (07/30/2025)
- DRAKE ALLEN C: /s/ Allen C. Drake, Allen C. Drake (07/30/2025)